

Alibaba Group Holding Limited

NYSE: BABA   HKEX: 9988

Fiscal Year 2021 Interim Report

ALIBABA GROUP HOLDING LIMITED
阿里巴巴集團控股有限公司

INTERIM REPORT
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020

EXPLANATORY NOTES

Alibaba Group Holding Limited ("**Alibaba**," "**we**," "**our**," or "**us**") prepared this interim report for the first six months of its fiscal year ending March 31, 2021 (the "**Interim Report**") pursuant to Rule 13.48(1) of the Hong Kong Listing Rules. As an issuer listed on the Hong Kong Stock Exchange under Chapter 19C of the Hong Kong Listing Rules, we are exempted from the contents requirements in respect of interim reports under Appendix 16 of the Hong Kong Listing Rules.

For more information about our business and related risks, please refer to our annual report for the fiscal year ended March 31, 2020 (the "**Annual Report**") published on the website of the Hong Kong Stock Exchange on July 10, 2020. Please note that the information contained in the Annual Report is up to date as of the date of the Annual Report, and we do not undertake any obligation to update the Annual Report, except as required under applicable law.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Annual Report.

This Interim Report contains translations of certain Renminbi ("**RMB**") amounts into U.S. dollars ("**US\$**") and Hong Kong dollars ("**HK\$**") for the convenience of the reader. Unless otherwise stated, all translations of RMB into US\$ were made at RMB6.7896 to US\$1.00, the exchange rate on September 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK\$ were made at RMB0.87872 to HK\$1.00, the middle rate on September 30, 2020 as published by the People's Bank of China. The percentages stated in this Interim Report are calculated based on the RMB amounts and there may be minor differences due to rounding.

FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020

• **Revenue** was RMB308,810 million (US$45,483 million), an increase of 32% year-over-year.

• **Income from operations** was RMB48,339 million (US$7,120 million), an increase of 8% year-over-year. **Adjusted EBITDA**, a non-GAAP measurement, increased 29% year-over-year to RMB98,564 million (US$14,517 million). **Adjusted EBITA**, a non-GAAP measurement, increased 30% year-over-year to RMB86,588 million (US$12,753 million).

• **Net income attributable to ordinary shareholders** was RMB76,360 million (US$11,247 million), and **net income** was RMB72,961 million (US$10,746 million), both of which decreased by 19% over the same period last year, when we booked a significant one-time gain upon the receipt of the 33% equity interest in Ant Group. Excluding this one-time gain and certain other items, **non-GAAP net income** was RMB86,562 million (US$12,749 million), an increase of 36% year-over-year.

• **Diluted earnings per ADS** was RMB27.83 (US$4.10) and **non-GAAP diluted earnings per ADS** was RMB32.79 (US$4.83), an increase of 28% year-over-year. **Diluted earnings per share** was RMB3.48 (US$0.51 or HK$3.96) and **non-GAAP diluted earnings per share** was RMB4.10 (US$0.60 or HK$4.67), an increase of 28% year-over-year.

• **Net cash provided by operating activities** was RMB104,395 million (US$15,376 million) and **non-GAAP free cash flow** was RMB77,110 million (US$11,357 million).

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this Interim Report.

SIX MONTHS ENDED SEPTEMBER SUMMARY FINANCIAL RESULTS

	Six months ended September 30,			YoY % Change
	2019	2020		
	RMB	RMB	US$	
	(in millions, except percentages and per share amounts)			
Revenue	233,941	308,810	45,483	32%
Income from operations	44,739	48,339	7,120	8%[2]
Operating margin	19%	16%		
Adjusted EBITDA[1]	76,339	98,564	14,517	29%
Adjusted EBITDA margin[1]	33%	32%		
Adjusted EBITA[1]	66,647	86,588	12,753	30%
Adjusted EBITA margin[1]	28%	28%		
Net income	89,870	72,961	10,746	(19)%[3]
Net income attributable to ordinary shareholders	93,792	76,360	11,247	(19)%[3]
Non-GAAP net income[1]	63,699	86,562	12,749	36%
Diluted earnings per share[4]	4.45	3.48	0.51	(22)%[3]
Diluted earnings per ADS[4]	35.58	27.83	4.10	(22)%[3]
Non-GAAP Diluted earnings per share[1][4]	3.21	4.10	0.60	28%
Non-GAAP Diluted earnings per ADS[1][4]	25.65	32.79	4.83	28%

(1) See the sections entitled "Information by Segments," "Non-GAAP Financial Measures" and "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" for more information about the non-GAAP measures referred to within this Interim Report.

(2) The year-over-year comparison was negatively affected by a RMB15,674 million increase in share-based compensation expense related to Ant Group share-based awards granted to our employees (see "Cost and Expenses – Share-based Compensation Expense" below). Excluding this impact, our income from operations would have increased 42% year-over-year.

(3) Decreased from the same period last year, when we booked a significant one-time gain upon the receipt of the 33% equity interest in Ant Group. The increase in share-based compensation expense described above also contributed to the year-over-year decrease, which was partly offset by a net gain arising from changes in the fair value of our equity investments for the six months ended September 30, 2020, as well as impairment charges relating to our equity method investees for the six months ended September 30, 2019.

(4) Each ADS represents eight ordinary shares, which reflects the share subdivision and ADS ratio change that became effective on July 30, 2019.

INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Six months ended September 30, 2020						
	Core commerce	Cloud computing	Digital media and entertainment[1]	Innovation initiatives and others[1]	Unallocated[2]	Consolidated	
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)						
Revenue	**264,240**	**27,244**	**15,060**	**2,266**	**–**	**308,810**	**45,483**
Income (Loss) from operations	**76,086**	**(5,570)**	**(4,369)**	**(7,847)**	**(9,961)**	**48,339**	**7,120**
Add: Share-based compensation expense	15,908	5,060	1,865	2,717	6,859	32,409	4,773
Add: Amortization of intangible assets	5,201	12	473	44	110	5,840	860
Adjusted EBITA	**97,195**[3]	**(498)**	**(2,031)**	**(5,086)**	**(2,992)**	**86,588**	**12,753**
Adjusted EBITA margin	**37%**	**(2)%**	**(13)%**	**(224)%**		**28%**	

	Six months ended September 30, 2019					
	Core commerce	Cloud computing	Digital media and entertainment[1]	Innovation initiatives and others[1]	Unallocated[2]	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)					
Revenue	**200,764**	**17,078**	**13,868**	**2,231**	**–**	**233,941**
Income (Loss) from operations	**67,118**	**(3,437)**	**(6,817)**	**(5,742)**	**(6,383)**	**44,739**
Add: Share-based compensation expense	7,211	2,547	1,446	2,091	1,965	15,260
Add: Amortization of intangible assets	5,270	11	660	40	91	6,072
Add: Impairment of goodwill	–	–	–	–	576	576
Adjusted EBITA	**79,599**[3]	**(879)**	**(4,711)**	**(3,611)**	**(3,751)**	**66,647**
Adjusted EBITA margin	**40%**	**(5)%**	**(34)%**	**(162)%**		**28%**

(1) Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

(2) Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(3) Marketplace-based core commerce adjusted EBITA increased 15% year-over-year to RMB106,416 million (US$15,673 million). A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this Interim Report.

OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the six months ended September 30, 2020 was RMB308,810 million (US$45,483 million), an increase of 32% compared to RMB233,941 million in the same period of 2019. The increase was mainly driven by the robust revenue growth of our China commerce retail, cloud computing and Cainiao logistics services businesses.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Six months ended September 30,					
	2019		2020			
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)					
Core commerce:						
China commerce retail						
– Customer management[1]	116,432	50%	140,553	20,701	46%	21%
– Others[2]	34,955	15%	56,238	8,283	18%	61%
	151,387	65%	196,791	28,984	64%	30%
China commerce wholesale	6,275	3%	7,121	1,049	3%	13%
International commerce retail	11,574	5%	14,801	2,180	5%	28%
International commerce wholesale	4,679	2%	6,714	989	2%	43%
Cainiao logistics services	9,764	4%	15,939	2,348	5%	63%
Local consumer services	13,015	5%	15,940	2,348	5%	22%
Others	4,070	2%	6,934	1,020	2%	70%
Total core commerce	200,764	86%	264,240	38,918	86%	32%
Cloud computing	17,078	7%	27,244	4,013	9%	60%
Digital media and entertainment[3]	13,868	6%	15,060	2,218	5%	9%
Innovation initiatives and others[3]	2,231	1%	2,266	334	0%	2%
Total	233,941	100%	308,810	45,483	100%	32%

(1)   We presented our commission revenue as part of customer management revenue in order to better reflect our value proposition to merchants on our platforms. Comparative figures were presented in the same manner accordingly.

(2)   "Others" revenue under China commerce retail is primarily generated by our New Retail and direct sales businesses, comprising mainly Tmall Supermarket, Freshippo, direct import and Intime.

(3)   Beginning on April 1, 2020, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

Core commerce

* ***China commerce retail business***

   Revenue from our China commerce retail business for the six months ended September 30, 2020 was RMB196,791 million (US$28,984 million), an increase of 30% compared to RMB151,387 million for the same period of 2019. Customer management revenue grew 21% year-over-year, primarily due to robust growth in revenue from new monetization formats, such as recommendation feeds, an increase in the volume of paid clicks in search monetization, as well as the 24% year-over-year growth of Tmall online physical goods GMV, excluding unpaid orders.

   "Others" revenue under China commerce retail business was RMB56,238 million (US$8,283 million), achieving year-over-year growth of 61% compared to RMB34,955 million for the same period of 2019. The increase was primarily driven by contributions from our direct sales businesses, including Tmall Supermarket and Freshippo.

   We expect that the proportion of revenue of our direct sales businesses will continue to increase as we further implement our New Retail strategy, particularly after we began to consolidate Sun Art Retail Group Limited ("Sun Art") in October 2020.

* ***China commerce wholesale business***

   Revenue from our China commerce wholesale business for the six months ended September 30, 2020 was RMB7,121 million (US$1,049 million), an increase of 13% compared to RMB6,275 million for the same period of 2019. The increase was primarily due to an increase in average revenue from paying members on 1688.com.

* ***International commerce retail business***

   Revenue from our international commerce retail business for the six months ended September 30, 2020 was RMB14,801 million (US$2,180 million), an increase of 28% compared to RMB11,574 million for the same period of 2019. The increase was primarily due to the growth in revenue generated by Lazada and Trendyol, which was partially offset by the decrease in revenue from AliExpress as a result of the deconsolidation of the AliExpress Russia business in October 2019.

* ***International commerce wholesale business***

   Revenue from our international commerce wholesale business for the six months ended September 30, 2020 was RMB6,714 million (US$989 million), an increase of 43% compared to RMB4,679 million for the same period of 2019. The increase was primarily due to an increase in the number of paying members on Alibaba.com, as well as an increase in revenue generated by cross-border related value-added services.

- ***Cainiao logistics services***

    Revenue from Cainiao Network's logistics services, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after elimination of inter-company transactions, was RMB15,939 million (US$2,348 million) for the six months ended September 30, 2020, an increase of 63% compared to RMB9,764 million for the same period of 2019, primarily due to increases in both average revenue per order and volume of orders fulfilled from our fast growing cross-border and international commerce retail businesses.

- ***Local consumer services***

    Revenue from local consumer services, which primarily represents platform commissions, fees from provision of delivery services and other services provided by our on-demand delivery and local services platform Ele.me, was RMB15,940 million (US$2,348 million) for the six months ended September 30, 2020, an increase of 22% compared to RMB13,015 million for the same period of 2019, primarily due to an increase in average revenue per order.

Cloud computing

Revenue from our cloud computing business for the six months ended September 30, 2020 was RMB27,244 million (US$4,013 million), an increase of 60% compared to RMB17,078 million for the same period of 2019, primarily driven by growth in revenues from customers in the Internet, finance and retail industries, reflecting higher average revenue per customer.

Digital media and entertainment

Revenue from our digital media and entertainment segment for the six months ended September 30, 2020 was RMB15,060 million (US$2,218 million), an increase of 9% compared to RMB13,868 million for the same period of 2019. The increase was primarily due to the increase in revenue from online games, partly offset by the decrease in revenue from customer management.

Innovation initiatives and others

Revenue from innovation initiatives and others for the six months ended September 30, 2020 was RMB2,266 million (US$334 million), an increase of 2% compared to RMB2,231 million for the same period of 2019.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Six months ended September 30,					% of Revenue YoY change
	2019		**2020**			
	RMB	**% of Revenue**	**RMB**	**US$**	**% of Revenue**	
	(in millions, except percentages)					
Costs and expenses:						
Cost of revenue	125,533	54%	174,483	25,698	56%	2%
Product development expenses	21,416	9%	30,327	4,467	10%	1%
Sales and marketing expenses	22,694	10%	31,023	4,569	10%	0%
General and administrative expenses	12,911	6%	18,798	2,769	6%	0%
Amortization of intangible assets	6,072	2%	5,840	860	2%	0%
Impairment of goodwill	576	0%	–	–	–	0%
Total costs and expenses	189,202	81%	260,471	38,363	84%	3%
Share-based compensation expense:						
Cost of revenue	3,780	2%	7,331	1,079	2%	0%
Product development expenses	6,526	3%	13,667	2,013	5%	2%
Sales and marketing expenses	1,852	1%	3,237	477	1%	0%
General and administrative expenses	3,102	1%	8,174	1,204	2%	1%
Total share-based compensation expense	15,260	7%	32,409	4,773	10%	3%
Costs and expenses excluding share-based compensation expense:						
Cost of revenue	121,753	52%	167,152	24,619	54%	2%
Product development expenses	14,890	6%	16,660	2,454	5%	(1)%
Sales and marketing expenses	20,842	9%	27,786	4,092	9%	0%
General and administrative expenses	9,809	5%	10,624	1,565	4%	(1)%
Amortization of intangible assets	6,072	2%	5,840	860	2%	0%
Impairment of goodwill	576	0%	–	–	–	0%
Total costs and expenses excluding share-based compensation expense	173,942	74%	228,062	33,590	74%	0%

Cost of revenue – Cost of revenue for the six months ended September 30, 2020 was RMB174,483 million (US$25,698 million), or 56% of revenue, compared to RMB125,533 million, or 54% of revenue, for the same period of 2019. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 52% for the six months ended September 30, 2019 to 54% for the six months ended September 30, 2020. The increase was primarily due to increased revenue contributions from our direct sales businesses such as Tmall Supermarket and New Retail, which resulted in increased cost of inventory, partly offset by a decrease in delivery costs per order of our local consumer services.

Product development expenses – Product development expenses for the six months ended September 30, 2020 were RMB30,327 million (US$4,467 million), or 10% of revenue, compared to RMB21,416 million, or 9% of revenue, for the same period of 2019. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 6% for the six months ended September 30, 2019 to 5% for the six months ended September 30, 2020.

Sales and marketing expenses – Sales and marketing expenses for the six months ended September 30, 2020 were RMB31,023 million (US$4,569 million), or 10% of revenue, compared to RMB22,694 million, or 10% of revenue, for the same period of 2019. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 9% for the six months ended September 30, 2020 and for the same period last year.

General and administrative expenses – General and administrative expenses in the period ended September 30, 2020 were RMB18,798 million (US$2,769 million), or 6% of revenue, compared to RMB12,911 million, or 6% of revenue, for the same period of 2019. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 5% for the six months ended September 30, 2019 to 4% for the six months ended September 30, 2020, reflecting operating leverage.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above for the six months ended September 30, 2020 was RMB32,409 million (US$4,773 million), an increase of 112% compared to RMB15,260 million for the same period of 2019. Share-based compensation expense as a percentage of revenue increased to 10% for the six months ended September 30, 2020, as compared to 7% in the same period last year.

The following table sets forth our analysis of share-based compensation expense for the periods indicated by type of share-based awards:

	Six months ended September 30,					
	2019		2020			YoY% Change
	RMB	% of Revenue	RMB	US$	% of Revenue	
	(in millions, except percentages)					
By type of awards:						
Alibaba Group share-based awards[1]	12,797	6%	14,461	2,130	4%	13%
Ant Group share-based awards[2]	655	0%	16,329	2,405	5%	2,393%
Others[3]	1,808	1%	1,619	238	1%	(10)%
Total share-based compensation expense	15,260	7%	32,409	4,773	10%	112%

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(1)   This includes Alibaba Group share-based awards granted to our employees and Ant Group employees. Commencing upon the receipt of the 33% equity interest in Ant Group on September 23, 2019, the expense relating to these awards granted to Ant Group employees are recognized in share of results of equity method investees.

(2)   This represents Ant Group share-based awards granted to our employees which is subject to mark-to-market accounting treatment.

(3)   Others includes share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards increased in this period compared to the same period last year, mainly due to the general increase in the average fair market value of the awards granted.

Share-based compensation expense related to Ant Group share-based awards increased in this period compared to the same period last year, primarily because we recognized an increase in the value of these awards.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization of intangible assets – Amortization of intangible assets for the six months ended September 30, 2020 was RMB5,840 million (US$860 million), a decrease of 4% from RMB6,072 million for the same period of 2019.

Income from operations and operating margin

Income from operations for the six months ended September 30, 2020 was RMB48,339 million (US$7,120 million), or 16% of revenue, an increase of 8% compared to RMB44,739 million, or 19% of revenue, for the same period of 2019. The year-over-year comparison was negatively affected by a RMB15,674 million increase in share-based compensation expense related to Ant Group share-based awards granted to our employees. Excluding this impact, our income from operations would have increased 42% year-over-year.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 29% year-over-year to RMB98,564 million (US$14,517 million) for the six months ended September 30, 2020, compared to RMB76,339 million for the same period of 2019. Adjusted EBITA increased 30% year-over-year to RMB86,588 million (US$12,753 million) for the six months ended September 30, 2020, compared to RMB66,647 million for the same period of 2019. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this Interim Report.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled "Information by Segments" above for a reconciliation of income from operations to adjusted EBITA.

	Six months ended September 30,				
	2019		**2020**		
	RMB	**% of Segment Revenue**	**RMB**	**US$**	**% of Segment Revenue**
	(in millions, except percentages)				
Core commerce	79,599	40%	97,195	14,315	37%
Cloud computing	(879)	(5)%	(498)	(73)	(2)%
Digital media and entertainment[1]	(4,711)	(34)%	(2,031)	(299)	(13)%
Innovation initiatives and others[1]	(3,611)	(162)%	(5,086)	(749)	(224)%

(1) Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

Core commerce segment – Adjusted EBITA increased by 22% to RMB97,195 million (US$14,315 million) for the six months ended September 30, 2020, compared to RMB79,599 million for the same period of 2019, primarily due to an increase in marketplace-based core commerce adjusted EBITA to RMB106,416 million (US$15,673 million), as well as reduced losses for local consumer services and Cainiao logistics services businesses. Adjusted EBITA margin decreased from 40% for the six months ended September 30, 2019 to 37% for the same period of 2020, primarily due to increased revenue contribution from our self-operated New Retail and direct sales businesses, in respect of which revenue is recorded on a gross basis, including the cost of inventory.

A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this Interim Report.

We expect that our core commerce adjusted EBITA margin will continue to be affected by the pace of our investment in new businesses and the growth of our self-operated New Retail and direct sales businesses, particularly after we began to consolidate Sun Art in October 2020.

Cloud computing segment – Adjusted EBITA for the six months ended September 30, 2020 was a loss of RMB498 million (US$73 million), compared to a loss of RMB879 million for the same period of 2019. Adjusted EBITA margin improved to negative 2% for the six months ended September 30, 2020 from negative 5% for the same period of 2019, primarily attributable to the economies of scale realized.

Digital media and entertainment segment – Adjusted EBITA for the six months ended September 30, 2020 was a loss of RMB2,031 million (US$299 million), compared to a loss of RMB4,711 million for the same period of 2019. Adjusted EBITA margin improved to negative 13% for the six months ended September 30, 2020 from negative 34% for the same period of 2019, primarily due to reduced losses in Youku and increased contribution from our online games business.

Innovation initiatives and others segment – Adjusted EBITA for the six months ended September 30, 2020 was a loss of RMB5,086 million (US$749 million), compared to a loss of RMB3,611 million for the same period of 2019, primarily due to our investments in technological research and innovation, as well as the increased loss from DingTalk as it expands its business.

Interest and investment income, net

Interest and investment income, net for the six months ended September 30, 2020 was RMB32,647 million (US$4,808 million), a decrease from RMB63,535 million for the same period of 2019, when we booked a one-time gain of RMB69.2 billion upon the receipt of the 33% equity interest in Ant Group, which was partly offset by a net gain arising from changes in the fair value of our equity investments for the six months ended September 30, 2020. The above-mentioned gains were excluded from our non-GAAP net income.

Other income, net

Other income, net for the six months ended September 30, 2020 was RMB2,641 million (US$389 million), compared to RMB5,272 million for the same period of 2019. The decrease in other income, net was primarily due to the termination of royalty fees and software technology service fees from Ant Group upon our receipt of its 33% equity interest in September 2019.

Income tax expenses

Income tax expenses for the six months ended September 30, 2020 were RMB13,035 million (US$1,920 million), compared to RMB9,527 million for the same period of 2019.

Our effective tax rate was 16% for the six months ended September 30, 2020, compared to 9% in the same period of 2019. For the six months ended September 30, 2020, we recognized tax credits of approximately RMB6.1 billion (US$898 million), compared to RMB4.1 billion for the same period last year, as certain key subsidiaries were notified in the September quarter 2020 of the renewal of their Key Software Enterprise status for calendar year 2019 by the relevant tax authorities. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, deferred tax effects arising from our share of results of equity method investees, as well as the above-mentioned tax credits from the renewal of the Key Software Enterprise status, our effective tax rate would have been 18% for the six months ended September 30, 2020.

Share of results of equity method investees

Share of results of equity method investees for the six months ended September 30, 2020 was a profit of RMB4,593 million (US$677 million), compared to a loss of RMB11,443 million for the same period of 2019. Share of results of equity method investees for the six months ended September 30, 2020 and the comparative period consisted of the following:

	Six months ended September 30,		
	2019	2020	
	RMB	RMB	US$
		(in millions)	
Share of profit (loss) of equity method investees			
– Ant Group	–	7,715	1,136
– Others	939	(484)	(71)
Impairment loss	(11,590)	(5)	–
Dilution loss	(25)	(9)	(1)
Others[1]	(767)	(2,624)	(387)
Total	(11,443)	4,593	677

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(1) Others mainly include amortization of intangible assets of equity method investees and share-based compensation expense related to share-based awards granted to employees of our equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The share of loss of other equity method investees for the six months ended September 30, 2020 was mainly due to a general decline in financial performance of our equity method investees. In addition, the year-over-year increase in expenses in "Others" in the six months ended September 30, 2020 was primarily due to the commencement of amortization of intangible assets of Ant Group upon our receipt of its equity interest in September 2019.

The COVID-19 pandemic has caused widespread disruption to the economy, and the businesses of our equity method investees may continue to be adversely affected, which could negatively impact our share of results of equity method investees in future periods.

Net income and Non-GAAP net income

Our net income for the six months ended September 30, 2020 was RMB72,961 million (US$10,746 million), a decrease of 19% compared to RMB89,870 million for the same period of 2019, when we booked a significant one-time gain upon the receipt of the 33% equity interest in Ant Group. The increase in share-based compensation expense related to Ant Group share-based awards granted to our employees also contributed to the year-over-year decrease in net income, which was partly offset by a net gain arising from changes in the fair value of our equity investments for the six months ended September 30, 2020, as well as impairment charges relating to our equity method investees for the six months ended September 30, 2019.

Excluding the one-time gain in relation to the receipt of the 33% equity interest in Ant Group for the six months ended September 30, 2019, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and goodwill and certain other items, non-GAAP net income for the six months ended September 30, 2020 was RMB86,562 million (US$12,749 million), an increase of 36% compared to RMB63,699 million for the same period of 2019. A reconciliation of net income to non-GAAP net income is included at the end of this Interim Report.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders for the six months ended September 30, 2020 was RMB76,360 million (US$11,247 million), a decrease of 19% compared to RMB93,792 million for the same period of 2019, when we booked a significant one-time gain upon the receipt of the 33% equity interest in Ant Group. The increase in share-based compensation expense related to Ant Group share-based awards granted to our employees also contributed to the year-over-year decrease in net income attributable to ordinary shareholders, which was partly offset by a net gain arising from changes in the fair value of our equity investments for the six months ended September 30, 2020, as well as impairment charges relating to our equity method investees for the six months ended September 30, 2019.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS for the six months ended September 30, 2020 was RMB27.83 (US$4.10) on a weighted average of 21,943 million diluted shares outstanding during the period, a decrease of 22% compared to RMB35.58 on a weighted average of 21,084 million diluted shares outstanding during the same period in 2019. Excluding the one-time gain in relation to the receipt of the 33% equity interest in Ant Group for the six months ended September 30, 2019, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and goodwill and certain other items, non-GAAP diluted earnings per ADS for the six months ended September 30, 2020 was RMB32.79 (US$4.83), an increase of 28% compared to RMB25.65 for the same period of 2019.

Diluted earnings per share for the six months ended September 30, 2020 was RMB3.48 (US$0.51 or HK$3.96), a decrease of 22% compared to RMB4.45 for the same period of 2019. Excluding the one-time gain in relation to the receipt of the 33% equity interest in Ant Group for the six months ended September 30, 2019, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and goodwill and certain other items, non-GAAP diluted earnings per share for the six months ended September 30, 2020 was RMB4.10 (US$0.60 or HK$4.67), an increase of 28%, compared to RMB3.21 for the same period of 2019.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this Interim Report. Each ADS represents eight ordinary shares, which reflects the share subdivision and ADS ratio change that became effective on July 30, 2019.

Cash, cash equivalents and short-term investments

As of September 30, 2020, cash, cash equivalents and short-term investments were RMB405,912 million (US$59,784 million), compared to RMB358,981 million as of March 31, 2020. The increase in cash, cash equivalents and short-term investments for the six months ended September 30, 2020 was primarily due to free cash flow generated from operations of RMB77,110 million (US$11,357 million), partly offset by cash used in investment and acquisition activities of RMB30,863 million (US$4,546 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities for the six months ended September 30, 2020 was RMB104,395 million (US$15,376 million), an increase of 27% compared to RMB81,938 million for the same period of 2019. Free cash flow, a non-GAAP measurement of liquidity, for the six months ended September 30, 2020 increased by 36% to RMB77,110 million (US$11,357 million), from RMB56,849 million for the same period of 2019, mainly due to our robust profit growth. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this Interim Report.

Net cash used in investing activities

For the six months ended September 30, 2020, net cash used in investing activities of RMB136,781 million (US$20,146 million) primarily reflected (i) an increase in short-term investments by RMB78,547 million (US$11,569 million), (ii) cash outflow of RMB30,863 million (US$4,546 million) for investment and acquisition activities, including the investments in YTO Express and Xpeng, as well as (iii) capital expenditures of RMB27,918 million (US$4,112 million), which included cash outflow for acquisition of land use rights and construction in progress relating to office campuses of RMB2,670 million (US$393 million).

We adopted ASU 2019-02, "Entertainment – Films – Other Assets – Film Costs (Subtopic 926-20) and Entertainment – Broadcasters – Intangibles – Goodwill and Other (Subtopic 920-350)," on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning on April 1, 2020. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

Employees

As of September 30, 2020, we had a total of 122,399 employees, compared to 117,600 as of March 31, 2020.

SAFE HARBOR STATEMENTS

This Interim Report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. In addition, statements that are not historical facts, including statements about Alibaba's strategies and business plans, Alibaba's beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this Interim Report, as well as Alibaba's strategic and operational plans, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "**SEC**"), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Alibaba's expected revenue growth; Alibaba's goals and strategies; Alibaba's future business development; Alibaba's ability to maintain the trusted status of its digital economy; risks associated with sustained investments in Alibaba's business and strategic acquisitions and investments; Alibaba's ability to maintain or grow its revenue or business; Alibaba's ability to continue to compete effectively and maintain and improve the network effects of its digital economy; company culture; Alibaba's ability to continue to innovate; risks and challenges associated with operating a complex and large-scale company, risks associated with international and cross-border businesses and operations, including protectionist or national security policies; uncertainties arising from competition among countries and geopolitical tensions; changes in laws, regulations and regulatory environment that affect Alibaba's business operations; privacy and regulatory concerns; security breaches; risks associated with the performance of our business partners, including but not limited to Ant Group; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba's filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this results announcement is as of the date of this Interim Report and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the section entitled "Information by Segments" and the table captioned "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" in this Interim Report.

We believe that adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income, as well as one measure that provides supplemental information on our core commerce segment, namely marketplace-based core commerce adjusted EBITA, in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, adjusted EBITA for core commerce, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets, depreciation of property and equipment, operating lease cost relating to land use rights and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Marketplace-based core commerce adjusted EBITA represents adjusted EBITA for core commerce excluding the effects of (i) local consumer services, (ii) Lazada, (iii) New Retail and direct import and (iv) Cainiao Network. Marketplace-based core commerce adjusted EBITA reflects the performance of our most established businesses, namely, those of our China retail marketplaces and wholesale marketplaces which primarily adopt a marketplace-based approach. By excluding certain businesses that are in the earlier stages of their development and with business approaches that continue to evolve, marketplace-based core commerce adjusted EBITA enables investors to clearly evaluate the performance of our most established businesses on a like-for-like basis.

Non-GAAP net income represents net income before share-based compensation expense, amortization of intangible assets, impairment of investments and goodwill, gain or loss on deemed disposals/disposals/revaluation of investments, gain in relation to the receipt of the 33% equity interest in Ant Group, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Group and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis. **Non-GAAP diluted earnings per ADS** represents non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and other intangible assets, as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our China retail marketplaces. Prior to April 1, 2020, we also deducted acquisition of licensed copyrights from cash flows from investing activities. After our adoption of ASU 2019-02, "Entertainment – Films – Other Assets – Film Costs (Subtopic 926-20) and Entertainment – Broadcasters – Intangibles – Goodwill and Other (Subtopic 920-350)," on April 1, 2020, we changed the classification of cash outflows for the acquisition of licensed copyrights from investing activities to operating activities in the consolidated statements of cash flows, prospectively beginning on April 1, 2020. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude "acquisition of land use rights and construction in progress relating to office campuses" because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our China retail marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants.

The section entitled "Information by Segments" and the table captioned "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" in this Interim Report have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Six months ended September 30,		
	2019	**2020**	
	RMB	**RMB**	**US$**
	(in millions, except per share data)		
Revenue	233,941	308,810	45,483
Cost of revenue	(125,533)	(174,483)	(25,698)
Product development expenses	(21,416)	(30,327)	(4,467)
Sales and marketing expenses	(22,694)	(31,023)	(4,569)
General and administrative expenses	(12,911)	(18,798)	(2,769)
Amortization of intangible assets	(6,072)	(5,840)	(860)
Impairment of goodwill	(576)	–	–
Income from operations	44,739	48,339	7,120
Interest and investment income, net	63,535	32,647	4,808
Interest expense	(2,706)	(2,224)	(328)
Other income, net	5,272	2,641	389
Income before income tax and share of results of equity method investees	110,840	81,403	11,989
Income tax expenses	(9,527)	(13,035)	(1,920)
Share of results of equity method investees	(11,443)	4,593	677
Net income	89,870	72,961	10,746
Net loss attributable to non-controlling interests	4,169	3,448	508
Net income attributable to Alibaba Group Holding Limited	94,039	76,409	11,254
Accretion of mezzanine equity	(247)	(49)	(7)
Net income attributable to ordinary shareholders	93,792	76,360	11,247
Earnings per share attributable to ordinary shareholders[1]			
Basic	4.51	3.54	0.52
Diluted	4.45	3.48	0.51
Earnings per ADS attributable to ordinary shareholders[1]			
Basic	36.09	28.29	4.17
Diluted	35.58	27.83	4.10
Weighted average number of shares used in calculating earnings per ordinary share (million shares)[1]			
Basic	20,788	21,591	
Diluted	21,084	21,943	

(1) Each ADS represents eight ordinary shares, which reflects the share subdivision and ADS ratio change that became effective on July 30, 2019.

ALIBABA GROUP HOLDING LIMITED
REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Six months ended September 30,		
	2019	2020	
	RMB	RMB	US$
		(in millions)	
Core commerce[1]	200,764	264,240	38,918
Cloud computing[2]	17,078	27,244	4,013
Digital media and entertainment[3][5]	13,868	15,060	2,218
Innovation initiatives and others[4][5]	2,231	2,266	334
Total	233,941	308,810	45,483

(1) Revenue from core commerce is primarily generated from our China retail marketplaces, Freshippo, 1688.com, Lazada.com, AliExpress, Alibaba.com, local consumer services and Cainiao logistics services.

(2) Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

(3) Revenue from digital media and entertainment is primarily generated from Youku, online games business and UCWeb.

(4) Revenue from innovation initiatives and others is primarily generated from businesses such as Amap, Tmall Genie and other innovation initiatives. Other revenue also includes SME annual fee received from Ant Group and its affiliates.

(5) Beginning on April 1, 2020, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

ALIBABA GROUP HOLDING LIMITED
INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Six months ended September 30,		
	2019	2020	
	RMB	RMB	US$
		(in millions)	
Core commerce	67,118	76,086	11,206
Cloud computing	(3,437)	(5,570)	(820)
Digital media and entertainment[1]	(6,817)	(4,369)	(643)
Innovation initiatives and others[1]	(5,742)	(7,847)	(1,156)
Unallocated	(6,383)	(9,961)	(1,467)
Total	44,739	48,339	7,120

(1)   Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Six months ended September 30,		
	2019	2020	
	RMB	RMB	US$
		(in millions)	
Core commerce	79,599	97,195	14,315
Cloud computing	(879)	(498)	(73)
Digital media and entertainment[1]	(4,711)	(2,031)	(299)
Innovation initiatives and others[1]	(3,611)	(5,086)	(749)
Unallocated	(3,751)	(2,992)	(441)
Total	66,647	86,588	12,753

(1)   Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of September 30,	
	2020	2020	
	RMB	RMB	US$
		(in millions)	
Assets			
Current assets:			
Cash and cash equivalents	330,503	301,509	44,407
Short-term investments	28,478	104,403	15,377
Restricted cash and escrow receivables	15,479	13,380	1,971
Equity securities and other investments	4,234	4,791	706
Prepayments, receivables and other assets	84,229	98,852	14,559
Total current assets	462,923	522,935	77,020
Equity securities and other investments	161,329	189,134	27,856
Prepayments, receivables and other assets	57,985	61,521	9,061
Investment in equity method investees	189,632	209,449	30,848
Property and equipment, net	103,387	118,037	17,385
Intangible assets, net	60,947	56,378	8,304
Goodwill	276,782	276,172	40,676
Total assets	1,312,985	1,433,626	211,150
Liabilities, Mezzanine Equity and Shareholders' Equity			
Current liabilities:			
Current bank borrowings	5,154	4,903	722
Income tax payable	20,190	19,564	2,881
Escrow money payable	3,014	182	27
Accrued expenses, accounts payable and other liabilities	161,536	178,337	26,267
Merchant deposits	13,640	14,051	2,069
Deferred revenue and customer advances	38,338	45,905	6,761
Total current liabilities	241,872	262,942	38,727

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of September 30,	
	2020	2020	
	RMB	RMB	US$
		(in millions)	
Deferred revenue	2,025	2,195	323
Deferred tax liabilities	43,898	48,374	7,125
Non-current bank borrowings	39,660	39,399	5,803
Non-current unsecured senior notes	80,616	77,486	11,413
Other liabilities	25,263	22,007	3,241
Total liabilities	433,334	452,403	66,632
Commitments and contingencies	–	–	–
Mezzanine equity	9,103	8,033	1,183
Shareholders' equity:			
Ordinary shares	1	1	–
Additional paid-in capital	343,707	377,769	55,639
Treasury shares at cost	–	–	–
Subscription receivables	(51)	(49)	(7)
Statutory reserves	6,100	6,876	1,013
Accumulated other comprehensive loss	(643)	(9,114)	(1,342)
Retained earnings	406,287	481,920	70,979
Total shareholders' equity	755,401	857,403	126,282
Non-controlling interests	115,147	115,787	17,053
Total equity	870,548	973,190	143,335
Total liabilities, mezzanine equity and equity	1,312,985	1,433,626	211,150

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended September 30,		
	2019	**2020**	
	RMB	**RMB**	**US$**
	(in millions)		
Net cash provided by operating activities[1]	81,938	104,395	15,376
Net cash used in investing activities[1]	(42,489)	(136,781)	(20,146)
Net cash provided by financing activities	6,599	5,497	809
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	3,730	(4,204)	(619)
Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	49,778	(31,093)	(4,580)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	198,494	345,982	50,958
Cash and cash equivalents, restricted cash and escrow receivables at end of period	248,272	314,889	46,378

(1) We adopted ASU 2019-02, "Entertainment – Films – Other Assets – Film Costs (Subtopic 926-20) and Entertainment – Broadcasters – Intangibles – Goodwill and Other (Subtopic 920-350)," on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning on April 1, 2020. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE
U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Six months ended September 30,		
	2019	**2020**	
	RMB	**RMB**	**US$**
	(in millions)		
Net income	**89,870**	**72,961**	**10,746**
Less: Interest and investment income, net	(63,535)	(32,647)	(4,808)
Add: Interest expense	2,706	2,224	328
Less: Other income, net	(5,272)	(2,641)	(389)
Add: Income tax expenses	9,527	13,035	1,920
Add: Share of results of equity method investees	11,443	(4,593)	(677)
Income from operations	**44,739**	**48,339**	**7,120**
Add: Share-based compensation expense	15,260	32,409	4,773
Add: Amortization of intangible assets	6,072	5,840	860
Add: Impairment of goodwill	576	–	–
Adjusted EBITA	**66,647**	**86,588**	**12,753**
Add: Depreciation of property and equipment, and operating lease cost relating to land use rights	9,692	11,976	1,764
Adjusted EBITDA	**76,339**	**98,564**	**14,517**

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE
U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA for the periods indicated:

	Six months ended September 30,		
	2019	**2020**	
	RMB	**RMB**	**US$**
		(in millions)	
Adjusted EBITA for core commerce	**79,599**	**97,195**	**14,315**
Less: Effects of local consumer services, Lazada, New Retail and direct import and Cainiao Network	12,811	9,221	1,358
Marketplace-based core commerce adjusted EBITA	**92,410**	**106,416**	**15,673**

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE
U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Six months ended September 30,		
	2019	**2020**	
	RMB	**RMB**	**US$**
		(in millions)	
Net income	**89,870**	**72,961**	**10,746**
Add: Share-based compensation expense	15,260	32,409	4,773
Add: Amortization of intangible assets	6,072	5,840	860
Add: Impairment of investments and goodwill	20,105	5,769	850
Less: (Loss) Gain on deemed disposals/disposals/ revaluation of investments and others	1,917	(31,751)	(4,677)
Less: Gain in relation to the receipt of the 33% equity interest in Ant Group	(69,225)	–	–
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Group	97	–	–
Adjusted for tax effects on non-GAAP adjustments[1]	(397)	1,334	197
Non-GAAP net income	**63,699**	**86,562**	**12,749**

(1) Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to certain gains and losses from investments, share-based compensation expense and amortization of intangible assets.

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE
U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Six months ended September 30,		
	2019	2020	
	RMB	RMB	US$
	(in millions, except per share data)		
Net income attributable to ordinary shareholders – basic	**93,792**	**76,360**	**11,247**
Dilution effect on earnings arising from option plans operated by equity method investees and subsidiaries	(15)	(26)	(4)
Net income attributable to ordinary shareholders – diluted	93,777	76,334	11,243
Add: Non-GAAP adjustments to net income[1]	(26,171)	13,601	2,003
Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	**67,606**	**89,935**	**13,246**
Weighted average number of shares on a diluted basis (million shares)[5]	**21,084**	**21,943**	
Diluted earnings per share[2][5]	**4.45**	**3.48**	**0.51**
Add: Non-GAAP adjustments to net income per share[3][5]	(1.24)	0.62	0.09
Non-GAAP diluted earnings per share[4][5]	**3.21**	**4.10**	**0.60**
Diluted earnings per ADS[2][5]	**35.58**	**27.83**	**4.10**
Add: Non-GAAP adjustments to net income per ADS[3][5]	(9.93)	4.96	0.73
Non-GAAP diluted earnings per ADS[4][5]	**25.65**	**32.79**	**4.83**

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(1) See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2) Diluted earnings per share is derived from net income attributable to ordinary shareholders for computing diluted earnings per share divided by weighted average number of shares on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(3) Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis. Non-GAAP adjustments to net income per ADS is derived from the non-GAAP adjustments to net income per share after adjustment to the ordinary share-to-ADS ratio.

(4) Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by weighted average number of shares on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(5) Each ADS represents eight ordinary shares, which reflects the share subdivision and ADS ratio change that became effective on July 30, 2019.

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE
U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Six months ended September 30,		
	2019	**2020**	
	RMB	**RMB**	**US$**
		(in millions)	
Net cash provided by operating activities[1]	**81,938**	**104,395**	**15,376**
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(15,032)	(25,248)	(3,719)
Less: Acquisition of licensed copyrights[1] and other intangible assets	(4,846)	(1,718)	(253)
Less: Changes in the consumer protection fund deposits	(5,211)	(319)	(47)
Free cash flow	**56,849**	**77,110**	**11,357**

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(1) We adopted ASU 2019-02, "Entertainment – Films – Other Assets – Film Costs (Subtopic 926-20) and Entertainment – Broadcasters – Intangibles – Goodwill and Other (Subtopic 920-350)," on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning on April 1, 2020. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

ALIBABA GROUP HOLDING LIMITED
SELECTED OPERATING DATA

Annual active consumers

The table below sets forth the number of annual active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended							
	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020
	(in millions)							
Annual active consumers	636	654	674	693	711	726	742	757

Mobile MAUs

The table below sets forth the mobile MAUs on our various mobile apps that access our China retail marketplaces for the periods indicated:

	The month ended							
	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020
	(in millions)							
Mobile MAUs	699	721	755	785	824	846	874	881



Alibaba Group Holding Limited